Exhibit 99.3

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. References to “GenScript” refer to Genscript Biotech Corporation, our majority stockholder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our interim condensed consolidated financial statements and the accompanying notes.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this Annual Report on Form 20-F, those results or developments may not be indicative of results or developments in subsequent periods.

Overview

We are a global, clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 1,000 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs.

Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, is a CAR-T cell therapy we are jointly developing with our collaborator, Janssen Biotech, Inc., or Janssen, for the treatment of multiple myeloma, or MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma, or RRMM, patients with a manageable safety profile.

In December 2017, we entered into a collaboration and license agreement with Janssen for the worldwide development and commercialization of cilta-cel. Pursuant to the Janssen Agreement, we granted Janssen a worldwide, co-exclusive (with us) license to develop and commercialize cilta-cel. We and Janssen will collaborate to develop and commercialize cilta-cel for the treatment of MM worldwide pursuant to a global development plan and global commercialization plan.

Janssen will be responsible for conducting all clinical trials worldwide with participation by our team in the United States and Greater China for cilta-cel. We will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for Greater China, while Janssen will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for the rest of the world. We and Janssen will share development, production and commercialization costs and pre-tax profits or losses equally in all countries of the world except for Greater China, for which the cost-sharing and profit/loss split will be 70% for us and 30% for Janssen.

In consideration for the licenses and other rights granted to Janssen, Janssen has paid us an upfront fee of US$350.0 million and milestone payments totaling US$185.0 million for the achievement of development milestone events through September 30, 2021. We have achieved an additional milestone, and received a US$15.0 million milestone payment from Janssen in July 2021. Additionally, we are eligible to receive further milestone payments of up to US$125.0 million for the achievement of specified manufacturing milestones and an additional US$1,025.0 million for the achievement of specified future development, regulatory and net trade sales milestones.

Recent Business Developments

•

In May 2021, a rolling submission of the Biologics License Application, or BLA, was accepted by the U.S. Food and Drug Administration, or FDA, for cilta-cel for the treatment of adults with RRMM, following the submission by Janssen. As part of the BLA acceptance, the FDA granted cilta-cel priority review and initially set the Prescription Drug User Fee Act, or PDUFA, target action date for November 29, 2021. The FDA has extended the PDUFA target date for cilta-cel by three months to February 28, 2022. The extension allows the FDA sufficient time to review information recently submitted pertaining to an updated analytical method following an FDA information request.

•

In May 2021, the Marketing Authorisation Application, or MAA, submitted by Janssen was accepted by the European Medicines Agency, or EMA, for cilta-cel for the treatment of adults with RRMM. On December 13, 2021, we announced that the EMA Committee for Medicinal Products for Human Use, or CHMP, has reverted the MAA review begun under the accelerated assessment mechanism to a standard review timeline in order to allow EMA to conduct a good manufacturing practice inspection and provide a GMP certificate, which could not be accommodated in the timetable of an accelerated assessment. In addition, a submission for cilta-cel was made to the Brazilian Health Regulatory Agency by Janssen in April 2021.

•

Longer term data from the CARTITUDE-1 trial of cilta-cel in 97 heavily pretreated patients with RRMM, which was presented at the 2021 ASCO and EHA Annual meetings, showed 98 percent overall response rate, 80 percent stringent complete response rate, or sCR, progression free survival rate of 66 percent and an overall survival, or OS, rate of 81 percent at the 18-month follow-up (data cutoff February 2021). Out of 61 minimal residual disease, or MRD, evaluable patients, 92 percent achieved MRD negativity status at 10-2 at a median of one month (range, 0.8-7.7 months) post infusion. The most common hematologic adverse events, or AEs, observed were neutropenia (96 percent); anemia (81 percent); thrombocytopenia (79 percent); leukopenia (62 percent); and lymphopenia (53 percent). Cytokine release syndrome, or CRS, of any grade was observed in 95 percent of patients, with a median duration of four days (range, 1-97), and median time to onset of seven days (range, 1-12). Of the 92 patients with CRS, 95 percent experienced Grade 1/2 events and CRS resolved in 91 patients (99 percent) within 14 days of onset. There was no new incidence of neurotoxicity; neurotoxicity of any grade was observed in 21 percent (n=20) of patients, with Grade 3 or higher neurotoxicity observed in 10 percent (n=10) of patients.

•

First results from Cohort A of the CARTITUDE-2 study of cilta-cel in 20 patients with progressive MM after 1-3 prior lines of therapy, and who were lenalidomide refractory, which was featured at the 2021 ASCO and EHA Annual meetings, showed early and deep responses with a safety profile consistent with what has been observed in the CARTITUDE clinical development program. As of a January 2021 data cutoff, with a median follow-up of 5.8 months, overall response rate was achieved in 95% (19/20) of patients, which included stringent complete response or complete response rate of 75%, very good partial response, or VGPR rate of 10% (VGPR or better, 85%) and partial response rate of 10%. The median time to first response was 1.0 month (range, 0.7–3.3) and the median time to best response was 1.9 months (range, 0.9–5.1). Median duration of response was not yet reached. All patients (n = 4) with minimal residual disease, or MRD, evaluable samples at the 10-5 cutoff threshold were MRD-negative at the cut-off date. With respect to safety profile, cytokine release syndrome, or CRS, occurred in 85% of patients, with 10% grade 3 or 4, and the median time to CRS onset was 7 days (range, 5–9), with a median duration of 3.5 days (range, 2–11). Neurotoxicity occurred in 20% (n=4) of patients, all of which were grade 1 or 2. The most common hematologic adverse events included neutropenia (95%; grade 3/4: 90%), thrombocytopenia (80%; grade 3/4: 35%), anemia (65%; grade 3/4: 40%), lymphopenia (60%; grade 3/4: 55%), and leukopenia (55%; all grade 3/4). One death occurred 100 days after infusion due to COVID-19 (assessed as treatment-related by investigator).

•

On June 22, 2021, we announced the advancement of global manufacturing infrastructure in Belgium as part of a joint investment with Janssen, to expand global manufacturing capacity of innovative cellular therapies.

•

On May 21, 2021, we completed the sale of 20,809,805 ordinary shares in a private placement at a purchase price of $14.41625 per ordinary share (equivalent to $28.8325 per American Depositary Share, or ADS) and the issuance of a warrant exercisable for up to an aggregate of 10,000,000 ordinary shares, exercisable for a two-year period at an exercise price of $20.00 per ordinary share (equivalent to $40.00 per ADS), in each case, pursuant to a subscription agreement dated May 13, 2021, with an institutional investor.

•

In June 2021, the CARTITUDE clinical program expanded to include the initiation of the CARTITUDE-5 study, a Phase 3 randomized study evaluating cilta-cel in patients with newly diagnosed MM for whom autologous stem cell transplant, or ASCT, is not planned as an initial therapy. This study will evaluate bortezomib, lenalidomide and dexamethasone, or VRd, followed by cilta-cel versus VRd followed by lenalidomide and dexamethasone (Rd) maintenance therapy. CARTITUDE-5 is planned for the United States, Canada, the European Union, Australia, Israel, and Brazil.

•	We expanded the ongoing Phase 2 CARTITUDE-2 study (NCT04133636) with the addition of two additional cohorts— Cohort E (high-risk NDMM, transplant not planned) and Cohort F (standard-risk NDMM).

•

In September 2021, the Phase 1, open-label, multicenter clinical trial began in the United States for LB1901, an investigational autologous CD4-targeted CAR-T therapy for the treatment of adults with relapsed or refractory peripheral T-cell lymphoma or cutaneous T-cell lymphoma. The primary objectives of the trial are to characterize the safety and tolerability of LB1901 and determine the optimal dose.

•

In October 2021, we and Janssen completed the enrollment of the Phase 3 CARTITUDE-4 trial, evaluating cilta-cel in patients with MM who have received 1-3 prior lines of therapy including a proteasome inhibitor and immunomodulatory agent and are refractory to lenalidomide. The purpose of this trial is to compare the efficacy of cilta-cel with standard therapy – either pomalidomide, bortezomib and dexamethasone, or PVd, or daratumumab, pomalidomide and dexamethasone, or DPd.

•

On October 18, 2021, we hosted our first Research & Development Day in New York, sharing updates on our pipeline advancements, including expanded capabilities in cell therapy, and milestones in the cilta-cel clinical development program.

•

On December 13, 2021, we announced new and updated results from the CARTITUDE clinical development program studying cilta-cel in the treatment of multiple myeloma, which were presented at the 63rd American Society of Hematology Annual Meeting and Exposition. In our Phase 1b/2 CARTITUDE-1 trial, longer-term results in 97 patients with RRMM continued to show a high overall response rate, or ORR, of 98 percent. After 21.7 months of follow-up, 83 percent of patients treated with cilta-cel achieved a stringent complete response, or sCR, which was higher than the 67 percent sCR rate reported at a median of approximately 1 year of follow up. Further, 95 percent of patients achieved a very good partial response, or VGPR, or better. Median progression-free survival, or PFS, and median overall survival, or OS, have not been reached, but the 2-year PFS rate was 61 percent and the 2-year OS rate was 74 percent. Of the 61 patients evaluable for minimal residual disease, or MRD, 92 percent were MRD-

negative at the 10-5 cutoff threshold. The two-year PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 91 percent and 100 percent, respectively. The longer-term data showed no new safety signals and there were no new events of cilta-cel-related neurotoxicity or movement and neurocognitive treatment emergent adverse events reported since the median approximate 1 year follow-up.

•

On December 13, 2021, we also presented new results from our Phase 2 multicohort CARTITUDE-2 trial, which is evaluating cilta-cel safety and efficacy in various clinical settings for patients with multiple myeloma. Updated data from Cohort A of the trial examined the efficacy and safety of cilta-cel in 20 patients with progressive multiple myeloma after 1-3 prior lines of therapy and who are lenalidomide-refractory. At a longer median follow-up of 14.3 months, patients experienced early and deep responses with a manageable safety profile consistent with the CARTITUDE-1 trial. ORR was 95 percent, which included 85 percent of patients achieving CR or better and 90 percent achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.6 months. The 6-month and 12-month PFS rates were 95 percent and 84 percent, respectively. The first data from Cohort B of the CARTITUDE-2 trial was also presented. Cohort B included 19 patients who were in early relapse after initial therapy that included a proteasome inhibitor, or PI, and immunomodulatory drug, or IMiD. Data showed early and deep responses with a manageable safety profile. At a median follow-up of 10.6 months, ORR was 95 percent, which included 79 percent of patients achieving CR or better and 90 percent of patients achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.5 months. The 6-month and 12-month PFS rates were 90 percent and 84 percent, respectively. The safety profile seen in CARTITUDE-2 Cohorts A and B were consistent with data previously reported from CARTITUDE-1. CRS occurred in 95 percent of patients in Cohort A and 84 percent of patients in Cohort B, which were mostly grades 1/2 with median time to onset of 7 to 8 days and median duration of approximately 4 days.

•

On December 13, 2021, we also presented new results from our Phase 2 multicohort CARTITUDE-2 trial, which is evaluating cilta-cel safety and efficacy in various clinical settings for patients with multiple myeloma. Updated data from Cohort A of the trial examined the efficacy and safety of cilta-cel in 20 patients with progressive multiple myeloma after 1-3 prior lines of therapy and who are lenalidomide-refractory. At a longer median follow-up of 14.3 months, patients experienced early and deep responses with a manageable safety profile consistent with the CARTITUDE-1 trial. ORR was 95 percent, which included 85 percent of patients achieving CR or better and 90 percent achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.6 months. The 6-month and 12-month PFS rates were 95 percent and 84 percent, respectively. The first data from Cohort B of the CARTITUDE-2 trial was also presented. Cohort B included 19 patients who were in early relapse after initial therapy that included a proteasome inhibitor, or PI, and immunomodulatory drug, or IMiD. Data showed early and deep responses with a manageable safety profile. At a median follow-up of 10.6 months, ORR was 95 percent, which included 79 percent of patients achieving CR or better and 90 percent of patients achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.5 months. The 6-month and 12-month PFS rates were 90 percent and 84 percent, respectively. The safety profile seen in CARTITUDE-2 Cohorts A and B were consistent with data previously reported from CARTITUDE-1. CRS occurred in 95 percent of patients in Cohort A and 84 percent of patients in Cohort B, which were mostly grades 1/2 with median time to onset of 7 to 8 days and median duration of approximately 4 days.

Impact of COVID-19 on Our Business

The COVID-19 situation is very fluid across the world where each country or the sites within a country could be impacted differently. For the nine months ended September 30, 2021, COVID-19 has had limited impact on our operations.

We are in the process of assessing the situation case by case as the pandemic evolves. In the United States, we implemented a work-from-home policy for all non-essential employees as well as segregation policies within essential personnel to minimize contact among personnel along with other precautions to minimize any potential impact. In light of vaccine rollouts and consistent with recommendations of U.S. health regulators, our Piscataway, New Jersey office re-opened in July 2021, and our Somerset, New Jersey office reopened during the third quarter of 2021, subject to a hybrid work schedule initially.

Following the guidance recently issued by FDA and EMA on conducting clinical trials in this uncertain period, we are working closely with investigators, putting patient’s safety first, while working diligently to move the studies forward.

In China, the majority of IIT studies have resumed following a slow-down initiated by COVID-19 related work and local policy of quarantine after the Chinese New Year in 2020. Product manufacture and patient treatment have continued unabated.

Currently, we have not experienced any material impact to our material supply chain as a result of the global pandemic.    We have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

There are still uncertainties of COVID-19’s future impact on our business, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the emergence and spread of variants of the disease, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If the situation materially deteriorates, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

Comparison of nine months ended September 30, 2021 and 2020

The following table summarizes our results of operations for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,		Increase (Decrease)
	2021	2020

	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$50,797	$34,893	$15,904
Operating expenses:
Research and development expenses	(226,843)	(165,226)	(61,617)
Administrative expenses	(29,797)	(13,976)	(15,821)
Selling and distribution expenses	(49,731)	(25,389)	(24,342)
Other income and gains	2,316	5,315	(2,999)
Other expenses	(6,918)	(1,331)	(5,587)
Fair value loss of warrant liability	(37,400)	—	(37,400)
Fair value loss of convertible redeemable preferred shares	—	(79,984)	79,984
Finance costs	(298)	(4,169)	3,871

Loss before tax	(297,874)	(249,867)	(48,007)

Income tax (expense)/credit	(1)	4,217	(4,218)

Loss for the period	$(297,875)	$(245,650)	$(52,225)

Revenue

Revenue for the nine months ended September 30, 2021 was US$50.8 million compared to US$34.9 million for the nine months ended September 30, 2020. US$12.9 million out of the increase of US$15.9 million was due to two additional milestones achieved pursuant to our agreement with Janssen in the fourth quarter of 2020 and in the second quarter of 2021. The remaining $3.0 million increase in revenue was consideration for the exclusive licensing of patents.

Milestone payments are constrained and only included as customer consideration for revenue recognition when it is highly probable that the associated milestone will be achieved, typically when the triggering event occurs. This resulted in a larger amount of revenue recognized in 2021.

We have not generated any revenue from product sales to date.

Operating Expenses

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2021 was US$226.8 million compared to US$165.2 million for the nine months ended September 30, 2020. This increase of US$61.6 million was primarily due to continuous research and development activities in cilta-cel and toward other pipeline advancements.

Administrative Expenses

Administrative expenses for the nine months ended September 30, 2021 were US$29.8 million compared to US$14.0 million for the nine months ended September 30, 2020. The increase of US$15.8 million was primarily due to our expansion of supporting administrative functions to facilitate continuous research and development activities as well as activities to establish elements of a commercialization infrastructure.

Selling and Distribution Expenses

Selling and distribution expenses for the nine months ended September 30, 2021 were US$49.7 million compared to US$25.4 million for the nine months ended September 30, 2020. This increase of US$24.3 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel.

Other Income and Gains

Other income and gains for the nine months ended September 30, 2021 was US$2.3 million compared to US$5.3 million for the nine months ended September 30, 2020. The decrease of US$3.0 million was primarily because of lower government grant and interest income earned during the nine months ended September 30, 2021, as compared to the corresponding prior year period.

Other Expenses

Other expenses for the nine months ended September 30, 2021 was US$6.9 million compared to US$1.3 million for the nine months ended September 30, 2020. The increase of US$5.6 million was primarily due to higher foreign currency exchange loss, loss from disposal of assets and other expenses during the nine months ended September 30, 2021.

Fair Value Loss of Warrant Liability

Fair value loss of warrant liability for the nine months ended September 30, 2021 was caused by changes of fair value of a warrant, which was issued to an institutional investor through a private placement in May 2021. Concurrently ordinary shares were offered and sold to the same institutional investor through the same private placement. The warrant was assessed as a financial liability with a fair value of US$119.1 million as of September 30, 2021 and a fair value loss of US$37.4 million was recorded for the nine months ended September 30, 2021.

Fair Value Loss of Convertible Redeemable Preferred Shares

For the nine months ended September 30, 2020, we reported a one-time non-cash charge of US$80.0 million caused by changes of fair value of Series A convertible redeemable preferred shares (Series A Preferred Shares). Upon listing on the Nasdaq Global Market, all outstanding Series A Preferred Shares were converted into our ordinary shares and all accrued but unpaid dividends were settled in the form of our ordinary shares.

Finance Costs

Finance costs for the nine months ended September 30, 2021 was US$0.3 million compared to US$4.2 million for the nine months ended September 30, 2020. The decrease was primarily due to finance costs related to the issuance of convertible redeemable preferred shares in 2020, which were fully converted into ordinary shares upon the completion of our initial public offering in June 2020.

Income Tax (Expense)/Credit

Income tax expense was US$4.2 million of income tax credit for the nine months ended September 30, 2020. In 2020, the Company recognized a tax benefit for tax losses which was eligible to be carried back against prior year tax profit. There is no anticipated tax refund in 2021.

Liquidity and Capital Resources

Sources of Liquidity

To date, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical studies and clinical trials. Since our inception, we have incurred significant operating losses.

To date, we have funded our operations primarily with capital contributions from GenScript, with proceeds from the sale of our Series A Preference Shares in March and April 2020, from upfront and milestone payments from Janssen, with the proceeds of our Initial Public Offering, or IPO, in June 2020, and with the proceeds from our private placement, or PIPE Offering, in May 2021.

During the nine months ended September 30, 2021, we have received US$300.0 million from issuance of ordinary shares and warrant to an institutional investor. As of September 30, 2021, we had US$556.0 million in cash, cash equivalents and time deposits. Other than US$70.5 million of advance funding payable to a collaborator pursuant to the license and collaboration agreement, we had no indebtedness as of September 30, 2021.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview—Government Regulation—PRC Regulation—Other PRC National- and Provincial-Level Laws and Regulations—Regulations Relating to Dividend Distributions” in our Annual Report.

Cash Flows

The following table shows a summary of our cash flow:

	Nine months ended September 30,
	2021	2020

	(in thousands)
Net cash used in operating activities	$(128,918)	$(167,053)
Net cash used in investing activities	(291,495)	(85,334)
Net cash from financing activities	303,102	618,218

Net (decrease)/increase in cash and cash equivalents	$(117,311)	$365,831

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2021 was US$128.9 million, primarily as a result of net loss before tax of US$232.1 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly include $37.4 million of fair value loss of warrant liability and US$15.0 million of equity-settled share-based compensation expense. Changes in operating assets and liabilities mainly include a decrease in trade receivables of US$73.5 million, which resulted from receipt of a milestone payment of US$75.0 million and partially offset by an increase in trade receivables of US$1.5 million due to transfer of license of patents; an increase of US$63.8 million in other payables and accruals mainly due to an increase in collaboration expenses payable ; and offset by a decrease of US$37.1 million in contract liabilities.

Net cash used in operating activities for the nine months ended September 30, 2020 was US$167.1 million, primarily as a result of net loss before tax of US$157.2 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from US$80.0 million of fair value loss of convertible redeemable preferred shares. Changes in operating assets and liabilities mainly include a decrease of US$31.6 million in contract liabilities, partially offset by a decrease in trade receivables of US$30.0 million due to receipt of a milestone payment.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2021 was US$291.5 million, consisting primarily of purchases of property, plant and equipment of US$40.4 million, purchase of intangible assets of US$3.6 million, purchase of financial assets at fair value through profit or loss of US$50.0 million, purchase of financial assets measured at amortized cost of US$29.8 million and purchases of time deposits of US$267.7 million, partially offset by a decrease in time deposits of US$100.0 million.

Net cash used in investing activities for the nine months ended September 30, 2020 was US$85.3 million, consisting primarily of US$33.3 million in purchases of property, plant and equipment and US$50.0 in purchase of time deposits.

Financing Activities

Net cash from financing activities for the nine months ended September 30, 2021 was US$303.1 million, consisting primarily of proceeds from issuance of ordinary shares and warrant to an institutional investor of US$300.0 million in May and proceeds from exercise of share option of US$4.1 million, partially offset by principal portion of lease payments of US$1.0 million.

Net cash from financing activities for the nine months ended September 30, 2020 was US$618.2 million, consisting primarily of proceeds of US$150.5 million and US$10.0 million from sale of Series A Preference Shares in March and April 2020 and IPO net proceeds of US$450.1 million, partially offset by principal portion of lease payments of US$1.8 million.

Capital Expenditure

Our capital expenditures for the nine months ended September 30, 2021 and 2020 amounted to US$44.0 million and US$34.0 million, respectively. These expenditures primarily consisted of property, plant, equipment and intangible assets.

Funding Requirements

We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In particular, we expect that our research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for our current and future research programs and product candidates, contracting with external contract manufacturing organizations, or CMOs, to support clinical trials and preclinical studies, expanding our intellectual property portfolio, and providing general and administrative support for our operations. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to incur additional costs associated with operating as a public company.

We do not currently have any approved products and have never generated any revenue from product sales.

Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Although consequences of the COVID-19 pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement and any other collaboration agreements we enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.

Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk” in Item 11 of Part I of our Annual Report. There have been no material changes in from the end of the preceding year until September 30, 2021.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.